Filed Pursuant to Rule 424(b)(3)
Registration No. 333-106667

PROSPECTUS SUPPLEMENT DATED OCTOBER 21, 2003
(To Prospectus Dated September 10, 2003)

CYPRESS SEMICONDUCTOR CORPORATION

$600,000,000
(aggregate principal amount)

1.25% Convertible Subordinated Plus Cash NotesSM due June 15, 2008 and
the Common Stock Issuable Upon Conversion of the Notes

          This Prospectus Supplement, together with the Prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities.

1.	Selling Securityholders

          The table captioned “Selling Securityholders” commencing on page 40 of the Prospectus is hereby amended to reflect the following additions and changes:

	Principal Amount at
	Maturity of Notes		Number of Shares of	Percentage of
	Beneficially Owned	Percentage of	Common Stock That	Common Stock
Name	That May Be Sold	Notes Outstanding	May Be Sold(1)	Outstanding(2)

AIG DKR SoundShore Holdings Ltd.	29,687,000	5.0%	1,637,891	1.4%
AIG DKR SoundShore Opportunity Holding Fund Ltd.	19,644,000	3.3%	1,083,798	*
AIG DKR SoundShore Strategic Holding Fund Ltd.	11,269,000	1.9%	621,733	*
Argent Classic Convertible Arbitrage Fund II, L.P.	300,000	*	16,551	*
CC Convertible Arbitrage, Ltd.	2,500,000	*	137,930	*
CIBC World Markets	2,980,000	*	164,412	*
Clinton Multistrategy Master Fund, Ltd.	10,430,000	1.7%	575,443	*
Clinton Riverside Convertible Portfolio Limited	16,570,000	2.8%	914,200	*
Credit Suisse First Boston LLC	2,000,000	*	110,344	*

	Principal Amount at
	Maturity of Notes		Number of Shares of	Percentage of
	Beneficially Owned	Percentage of	Common Stock That	Common Stock
Name	That May Be Sold	Notes Outstanding	May Be Sold(1)	Outstanding(2)

DKR Saturn Event Driven Holding Fund Ltd.	6,750,000	1.1%	372,411	*
DKR Saturn Merger Arbitrage Holding Fund Ltd.	500,000	*	27,568	*
DKR Saturn Special Situations Holding Fund Ltd.	6,750,000	1.1%	372,411	*
Jefferies & Co. Inc.	1,000,000	*	55,172	*
Jersey (IMA) Ltd.(3)	5,000,000	*	275,860	*
LibertyView Funds LP(3)	5,000,000	*	275,860	*
Maystone Continuum Master Fund, Ltd.	4,000,000	*	220,688	*
Mellon HBV Master Multistrategy Fund	500,000	*	27,568	*
Polaris Vega Fund L.P.	2,000,000	*	110,344	*
Silver Convertible Arbitrage Fund, LDC	600,000	*	33,103	*
Van Kampen Harbor Fund	2,000,000	*	110,344	*

* Less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of approximately 55.172 shares of our common stock for each $1,000 principal amount of notes and that we pay the $300 in cash rather than stock. However, this conversion rate will be subject to adjustment as described under “Description of Notes — Conversion of the Notes.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 118,601,920 shares of common stock outstanding as of September 2, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	Affiliate of a broker-dealer.

2.	Plan of Distribution

          The following sentence supersedes in part and supplements the information in the twelfth paragraph in the relevant section in the Prospectus.

          The following selling securityholder are underwriters within the meaning of the Securities Act: CIBC World Markets, Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., Forest Fulcrum Fund LLP, Jefferies & Co. Inc. and U.S. Bancorp Piper Jaffray.